B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2019
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 5, 2019 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2019, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2018. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. In respect of La Libertad and El Limon, as a result of their sale to Calibre Mining Corp. ("Calibre") on October 15, 2019, production is presented on a 100% basis for the period up until October 14, 2019 and on a 30% basis thereafter (to reflect B2Gold's approximate interest in Calibre thereafter subject to reduction if B2Gold’s interest in Calibre dilutes), representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre.

Additional information related to B2Gold, including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines (one in Mali, one in the Philippines and one in Namibia). The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines. The Company also has a 48.3% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Namibia and Finland.
Basis of Presentation - Nicaraguan Assets - Discontinued Operations
On August 28, 2019, the Company entered into a Share Purchase Agreement with Calibre to restructure its interests in and for Calibre to acquire, the producing El Limon and La Libertad Gold Mines, the Pavon Gold Project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") held by B2Gold. On October 15, 2019 (see news release dated 10/15/2019), B2Gold completed the sale of the Nicaragua Assets to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), subject to an additional final payment for closing working capital (estimated to be $19 million) under the share purchase agreement for the Calibre Transaction. As a result of closing the Calibre Transaction, B2Gold now holds approximately 30% of the total issued and outstanding Calibre Shares. B2Gold’s ongoing commitment to continuing involvement with the Nicaraguan operations will be secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board of Calibre.

B2Gold has accounted for the Nicaraguan Assets as held for sale as at September 30, 2019 and as discontinued operations for the three and nine months ended September 30, 2019 and 2018 for financial reporting purposes in accordance with IFRS 5 Non-current assets held for sale and discontinued operations ("IFRS 5"). The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows.
Summary

Consolidated gold revenue (excluding discontinued operations) in the third quarter of 2019 was $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce compared to $280 million on sales of 232,209 ounces at an average price of $1,206 per ounce in the third quarter of 2018. The $31 million (or 11%) increase in gold revenue was attributable to a 23% increase in the average realized gold price partially offset by a 10% decrease in the gold ounces sold. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations in the third quarter of 2019 was $71 million compared to $44 million in the third quarter of 2018 as a result of higher production and sales for Nicaragua in the current quarter. When gold sales from El Limon and La Libertad mines are included for the third quarter of 2019, consolidated gold revenue (Non-IFRS Measure) was $382 million (including $71 million from El Limon and La Libertad mines) on sales of 256,670 ounces (including 47,770 ounces from El Limon and La Libertad mines) at an average realized price of $1,489 per ounce. Consolidated gold revenue (excluding discontinued operations) in the first nine months of 2019 was $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce compared to $821 million on sales of 645,667 ounces at an average price of $1,271 per ounce in the first nine months of 2018. The $21 million (or 3%) increase in gold revenue was attributable to a an 8% increase in the average realized gold price partially offset by a 5% decrease in the gold ounces sold. Gold revenue from discontinued operations for the nine months ended September 30, 2019 was $152 million, which was $20 million (or 15%) higher than comparable period of 2018 resulting from 5% more ounces sold and a 9% increase in the average realized gold price. When gold sales from El Limon and La Libertad mines are included for the first nine months of 2019, consolidated gold revenue (Non-IFRS Measure) was $994 million (including $152 million from El Limon and La Libertad mines) on sales of 725,028 ounces (including 109,028 ounces from El Limon and La Libertad mines) at an average realized price of $1,371 per ounce.

Consolidated gold production from continuing operations totalled 213,278 ounces in the third quarter of 2019, 4% higher than budget and 3% higher than the third quarter of 2018. Consolidated gold production in the third quarter of 2019, including production from El Limon and La Libertad mines, was a quarterly record of 258,200 ounces, 7% (15,807 ounces) above budget and 7% (16,160 ounces) higher compared to the third quarter of 2018 with solid performances from all the Company’s operations (refer to “Review of Mining Operations and Development Projects") section below. Gold production from all of the Company’s mines exceeded their budgeted production for the third quarter of 2019, consisting of: 112,321 ounces at Fekola in Mali (above budget by 4%), 51,546 ounces at Masbate in the Philippines (above budget by 4%), 49,411 ounces at Otjikoto in Namibia (above budget by 6%), 24,419 ounces at La Libertad in Nicaragua (above budget by 16%), and 20,503 ounces at El Limon in Nicaragua (above budget by 22%). Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 445,000 to 455,000 ounces of gold (original guidance range was between 420,000 to 430,000 ounces). Consolidated gold production from continuing operations totalled 622,710 ounces in the first nine months of 2019, 7% higher than budget and comparable with the first nine months of 2018. Consolidated gold production (including production from El Limon and La Libertad mines) in the first nine months of 2019 was 735,079 ounces, 7% (or 45,705 ounces) above budget and comparable with the first nine months of 2018.

In the third quarter of 2019, consolidated cash operating costs1 (excluding El Limon and La Libertad mines) were $443 per gold ounce produced ($433 per gold ounce sold), $47 per gold ounce produced or 10% less than budget and in-line with the third quarter of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the third quarter of 2019 were $507 per gold ounce produced ($507 per gold ounce sold), $36 per gold ounce produced or 7% less than budget and in-line with the third quarter of 2018. The favourable budget variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs at all sites. Compared to the third quarter of 2018, consolidated cash operating costs were higher primarily due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher than budgeted mill throughput which was fed partly from low-grade stockpiles) and lower operating costs incurred by Fekola during the start-up phase in the third quarter of 2018. For the first nine months of 2019, consolidated cash operating costs (excluding El Limon and La Libertad mines) were $451 per gold ounce produced ($452 per gold ounce sold), $45 per gold ounce produced or 9% less than budget and $35 per gold ounce produced or 8% higher than the first nine months of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the first nine months of 2019 were $527 per gold ounce produced ($531 per gold ounce sold), $33 per gold ounce produced or 6% less than budget and $41 per gold ounce produced or 8% higher than the first nine months of 2018. The variance from budget and prior year were driven by the same factors as those for the third quarter of 2019 described above.
All-in sustaining costs2 (excluding El Limon and La Libertad mines) for the third quarter of 2019 were $755 per gold ounce sold compared to budget of $765 per gold ounce sold and $644 per gold ounce sold for the third quarter of 2018. All-in sustaining costs (including El Limon and La Libertad mines) for the third quarter of 2019 were $807 per gold ounce sold compared to budget of $804 per gold ounce sold and $717 per gold ounce sold for the third quarter of 2018. All-in sustaining costs (excluding El Limon and La Libertad mines) for the first nine months of 2019 were $768 per gold ounce sold compared to budget of $838 per gold ounce sold and $640 per gold ounce sold for the prior year period. All-in sustaining costs (including El Limon and La Libertad mines) for the nine months ended September 30, 2019 were $855 per gold ounce sold compared to budget of $909 per gold ounce sold and $729 per gold ounce sold for the comparable prior year period. All-in sustaining costs for the first nine months of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and lower than budgeted sustaining capital expenditures resulting from a combination of timing differences and lower than expected prestripping costs. Compared to the prior year, all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities in 2019, which were weighted towards that first half of the year.
B2Gold remains well positioned for continued strong operational and financial performance in 2019. For full-year 2019, the Company forecasts consolidated gold production to come in towards the midpoint of its previously stated guidance range of between 935,000 and 975,000 ounces. The gold production outperformance experienced in the first nine months of 2019 together with the uplift in guidance for Fekola are anticipated to more than offset the Company’s reduced share of production from El Limon and La Libertad following the completion of the Calibre Transaction on October 15, 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be at the lower end of the Company's $520 and $560 per ounce guidance range and all-in sustaining costs are forecast to be within the Company's original $835 and $875 per ounce guidance range.

Net income for the third quarter of 2019 was $66 million compared to $16 million for the third quarter of 2018. For the third quarter of 2019, the Company generated net income attributable to the Shareholders of the Company of $56 million ($0.05 per share) compared to net income attributable to the Shareholders of the Company of $11 million ($0.01 per share) in the third quarter of 2018. Adjusted net income attributable to Shareholders of the Company3 for the three months ended September 30, 2019 was $89 million ($0.09 per share) compared to adjusted net income of $38 million ($0.04 per share) in the same period of 2018. For the nine months ended September 30, 2019, the Company generated net income of $133 million compared to a net income of $95 million in the comparable period of 2018. For the nine months ended September 30, 2019, the Company generated net income attributable to the Shareholders of the Company of $116 million ($0.11 per share) compared to $88 million ($0.09 per share) in the comparable period of 2018. Adjusted net income attributable to the Shareholders of the Company for the nine months ended September 30, 2019 was $169 million ($0.17 per share) compared to adjusted net income of $138 million ($0.14 per share) in the comparable period of 2018.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income attributable to Shareholders of the Company” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Cash flow provided by operating activities was $168 million in the third quarter of 2019 compared to $143 million in the third quarter of 2018, an increase of $25 million. Cash flow provided by operating activities of continuing operations was $138 million in the third quarter of 2019 compared to $137 million in the third quarter of 2018, an increase of $1 million. The increase reflects higher revenues of $31 million and lower production costs of $9 million, partially offset by of higher current income tax installment payments including $14 million for Fekola, $16 million payment for the Fekola Mine 2018 priority dividend and Otjikoto ore stockpile inventory build up costs of $5 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $130 million, an increase of $10 million from the second quarter of 2019 primarily resulting from higher gold prices and an increase in profitability of the Otjikoto Mine. Included in cash flow provided by operating activities for the third quarter of 2019 was cash provided by operating activities of discontinued operations of $30 million, compared to $7 million in the third quarter of 2018, an increase of $23 million. The increase primarily reflects higher revenues of $27 million from the Nicaraguan Assets. Cash flow provided by operating activities was $347 million in the first nine months of 2019 compared to $377 million in the first nine months of 2018, a decrease of $30 million. Cash flow provided by operating activities of continuing operations was $306 million in the first nine months of 2019 compared to $355 million in the first nine months of 2018, a decrease of $49 million. The decrease reflects higher income tax installment payments, including $77 million for Fekola, higher production costs of $11 million and Otjikoto ore stockpile inventory build up costs of $10 million, partially offset by higher revenues of $21 million. Included in cash flow provided by operating activities for the first nine months of 2019 was cash provided by operating activities of discontinued operations of $41 million compared to $22 million in the first nine months of 2018, an increase of $19 million. The increase primarily reflects higher revenues of $20 million partially offset by the higher production costs of $11 million.
At September 30, 2019, the Company had cash and cash equivalents of $146 million (excluding $19 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at September 30, 2019 (excluding $34 million of working capital related to assets and liabilities classified as held for sale) was $236 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.) During the nine months ended September 30, 2019, the Company repaid $100 million of the outstanding balance on its revolving credit facility ("RCF"). At September 30, 2019, the Company had drawn $300 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $300 million. The Company expects to repay a further $100 million of the outstanding RCF balance in the fourth quarter of 2019, which will leave an estimated drawn balance of $200 million at December 31, 2019 and an estimated available balance of $400 million; total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million.

On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility. The term of the revised RCF is four years, maturing on May 9, 2023.
The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.
On March 26, 2019, the Company announced results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous Life-of-Mine (“LoM”). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). Construction commenced in October 2019 and is expected to be completed by the end of July 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and are expected to be completed in November 2019. Fekola pit design, schedule, and costs will be refined in late 2019 and early 2020, when updated resource and geotechnical models are available.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated (81%) and Inferred Mineral Resources (19%). Inferred Mineral Resources are

considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that results from the PEA will be realized.

The Company completed a preliminary study in the second quarter of 2019 to evaluate the technical and economic viability of adding an off-grid solar plant to the Fekola Mine. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 megawatts (“MW”) of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) for a capital cost of approximately $38 million, of which $17 million is now expected to be incurred in 2019 with the balance in 2020. The project was approved by the B2Gold Board of Directors in the second quarter of 2019. The project is scheduled for completion in August 2020.

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit).

During the second quarter of 2019, the Company received the mining permit for the new Jabali Antenna Pit at La Libertad Mine and has commenced construction of roads and other related infrastructure. The Company commenced production from the pit in September 2019 (as budgeted).

On September 16, 2019, the Company and AngloGold Ashanti Limited ("AngloGold") announced an agreement in principle to terms relating to the ownership percentages and future management of the joint venture on the Gramalote gold project in Colombia, in which B2Gold will become manager of the Gramalote project.

In the third quarter of 2019, the Company increased the Mali exploration budget by $3 million for approximately 14,000 metres of drilling of new exploration targets at Fekola and the surrounding areas, including Cardinal.

On September 16, 2019 the Company announced positive exploration results from the Anaconda area and Fekola deposit, including a sulphide zone below the Mamba saprolite zone, indicating the potential for Fekola-type gold deposits.
For the fourth quarter of 2019, B2Gold's Board of Directors declared its first quarterly dividend of $0.01 per common share and expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share), subject to authorization of the Board of Directors and all applicable laws.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue from continuing operations ($ in thousands)	310,783	280,044	841,978	820,514
Net income from continuing operations ($ in thousands)	49,921	39,323	130,157	133,082
Net income (loss) from discontinued operations ($ in thousands)	15,662	(23,287)	3,271	(38,285)
Net income ($ in thousands)	65,583	16,036	133,428	94,797
Earnings per share from continuing operations – basic(1) ($/ share)	0.04	0.03	0.11	0.13
Earnings per share from continuing operations – diluted(1) ($/ share)	0.04	0.03	0.11	0.11
Earnings per share – basic(1) ($/ share)	0.05	0.01	0.11	0.09
Earnings per share – diluted(1) ($/ share)	0.05	0.01	0.11	0.07
Cash provided by operating activities of continuing operations ($ thousands)	137,525	136,684	306,105	354,973
Cash provided by operating activities of discontinued operations ($ thousands)	30,309	6,552	40,963	21,750
Cash provided by operating activities ($ in thousands)	167,834	143,236	347,068	376,723
Average realized gold price from continuing operations ($/ ounce)	1,488	1,206	1,367	1,271
Adjusted net income(1)(2) ($ in thousands)	88,747	38,132	168,965	138,185
Adjusted earnings per share(1)(2) – basic ($)	0.09	0.04	0.17	0.14
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	208,900	232,209	616,000	645,667
Gold produced (ounces)	213,278	206,947	622,710	621,311
Cash operating costs(2) ($/ gold ounce sold)	433	429	452	415
Cash operating costs(2) ($/ gold ounce produced)	443	441	451	416
Total cash costs(2) ($/ gold ounce sold)	539	510	546	501
All-in sustaining costs(2) ($/ gold ounce sold)	755	644	768	640
Including El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	256,670	268,527	725,028	749,102
Gold produced (ounces)	258,200	242,040	735,079	721,817
Cash operating costs(2) ($/ gold ounce sold)	507	496	531	485
Cash operating costs(2) ($/ gold ounce produced)	507	504	527	486
Total cash costs(2) ($/ gold ounce sold)	603	571	618	565
All-in sustaining costs(2) ($/ gold ounce sold)	807	717	855	729
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2019 and 2018
Revenue
Consolidated gold revenue (excluding discontinued operations) in the third quarter of 2019 was $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce compared to $280 million on sales of 232,209 ounces at an average price of $1,206 per ounce in the third quarter of 2018. The $31 million (or 11%) increase in gold revenue was attributable to a 23% increase in the average realized gold price partially offset by a 10% decrease in the gold ounces sold. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations in the third quarter of 2019 was $71 million compared to $44 million in the third quarter of 2018 as a result of higher production and sales for Nicaragua in the current quarter. When gold sales from El Limon and La Libertad mines are included for the third quarter of 2019, consolidated gold revenue (Non-IFRS Measure) was $382 million (including $71 million from El Limon and La Libertad mines) on sales of 256,670 ounces (including 47,770 ounces from El Limon and La Libertad mines) at an average realized price of $1,489 per ounce.

Consolidated gold revenue for the third quarter of 2019 did not include any revenue relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions as final delivery into these contracts were in the second quarter of 2019.
In the third quarter of 2019, the Fekola Mine accounted for $162 million (Q3 2018 - $152 million) of gold revenue from the sale of 108,600 ounces (Q3 2018 - 125,400 ounces), the Masbate Mine accounted for $76 million (Q3 2018 - $79 million) of gold revenue from the sale of 51,200 ounces (Q3 2018 - 65,100 ounces) and the Otjikoto Mine accounted for $73 million (Q3 2018 - $50 million) of gold revenue from the sale of 49,100 ounces (Q3 2018 - 41,709 ounces). Excluded from gold revenue was La Libertad Mine's gold revenue of $39 million (Q3 2018 - $28 million) from the sale of 25,890 ounces (Q3 2018 - 23,324 ounces) and El Limon's gold revenue of $33 million (Q3 2018 - $16 million) was El Limon Mine from the sale of 21,880 ounces (Q3 2018 - 12,994 ounces).

Production and operating costs
Consolidated gold production from continuing operations totalled 213,278 ounces in the third quarter of 2019, 4% higher than budget and 3% higher than the third quarter of 2018. Consolidated gold production in the third quarter of 2019, including production from El Limon and La Libertad mines, was a quarterly record of 258,200 ounces, 7% (15,807 ounces) above budget and 7% (16,160 ounces) higher compared to the third quarter of 2018, with solid performances from all the Company’s operations (refer to “Review of Mining Operations and Development Projects" section below). Gold production from all of the Company’s mines exceeded their budgeted production for the third quarter of 2019, consisting of: 112,321 ounces at Fekola in Mali (above budget by 4%), 51,546 ounces at Masbate in the Philippines (above budget by 4%), 49,411 ounces at Otjikoto in Namibia (above budget by 6%), 24,419 ounces at La Libertad in Nicaragua (above budget by 16%), and 20,503 ounces at El Limon in Nicaragua (above budget by 22%). Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 445,000 to 455,000 ounces of gold (original guidance range was between 420,000 to 430,000 ounces).

In the third quarter of 2019, consolidated cash operating costs (refer to "Non-IFRS Measures") (excluding El Limon and La Libertad mines) were $443 per gold ounce produced ($433 per gold ounce sold), $47 per gold ounce produced or 10% less than budget and in-line with the third quarter of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the third quarter of 2019 were $507 per gold ounce produced ($507 per gold ounce sold), $36 per gold ounce produced or 7% less than budget and in-line with the third quarter of 2018. The favourable budget variance was attributable to the strong operating results from all of the Company's operations with above budget gold production and lower than budgeted total cash operating costs at all sites. Compared to the prior year quarter, consolidated cash operating costs were higher primarily due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher than budgeted mill throughput which was fed partly from low-grade stockpiles) and lower operating costs incurred by Fekola during the start-up phase in the third quarter of 2018.

All-in sustaining costs (refer to "Non-IFRS Measures") (excluding El Limon and La Libertad mines) for the third quarter of 2019 were $755 per gold ounce sold compared to budget of $765 per gold ounce sold and $644 per gold ounce sold for the third quarter of 2018. All-in sustaining costs (including El Limon and La Libertad mines) for the third quarter of 2019 were $807 per gold ounce sold compared to budget of $804 per gold ounce sold and $717 per gold ounce sold for the third quarter of 2018. Compared to the third quarter of 2018, all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities, which were weighted towards that first half of the year.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $66 million in the third quarter of 2019 compared to $70 million in the third quarter of 2018. The 5% decrease in depreciation expense was primarily due to a 10% decrease in the gold ounces sold offset by a 5% increase in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $22 million for the third quarter of 2019 compared to $19 million for the third quarter of 2018. The 17% increase in royalties and production taxes resulted from a 23% increase in the gold price realized in the third quarter of 2019, partially offset by lower gold ounces sold.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2019 was $11 million which was comparable the third quarter of 2018.
Share-based payment expense for the third quarter of 2019 was $3 million compared to $8 million in the comparable period of 2018. The decrease of $5 million was due the timing of the issuance of stock options, restricted share units ("RSUs") and deferred share units ("DSUs"). Fewer grants were made in the third quarter of 2019 than in the third quarter of 2018.
The Company’s results for the third quarter of 2018 included a non-cash mark-to-market loss on the fair value of the convertible notes of $1 million. On October 1, 2018, the Company repaid the notes in cash.

The Company reported $7 million in interest and financing expense during the third quarter of 2019 consistent with the third quarter of 2018.

For the third quarter of 2019, the Company recorded losses on fuel forward contracts and interest rate swap derivative instruments of $4 million (Q3 2018 - gain of $4 million). The losses consisted of unrealized losses of $5 million (Q3 2018 - unrealized gain of $2 million) offset by realized gains of $1 million (Q3 2018 - realized gain of $2 million).

For the third quarter of 2019, the Company recorded a net current income and other tax expense of $35 million compared to $25 million in the third quarter of 2018, consisting of current income tax of $27 million (Q3 2018 - $19 million), the 10% priority dividend to the State of Mali of $6 million (Q3 2018 - $4 million) and withholding tax (on intercompany interest/management fees) of $1 million (Q3 2018 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the prior year quarter, current tax expense was higher primarily as a result of higher income for Fekola in the third quarter of 2019 compared to the third quarter of 2018. For the third quarter of 2019, the Company recorded a deferred income tax expense of $20 million compared to a deferred income tax expense of $8 million in the third quarter of 2018, primarily attributable to the weakening of local currencies in Mali and Namibia versus the US dollar in the third quarter of 2019 compared to the third quarter of 2018. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the three months ended September 30, 2019 the Company recorded income from discontinued operations of $16 million compared to a loss from discontinued operations of $23 million for the comparable period in the prior year. The results from discontinued operations relates to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below). The third quarter 2019 compared to the third quarter of 2018 reflected higher gold sales and lower operating costs as the Nicaraguan Assets returned to normal operations. As required under IFRS 5, depreciation was not recorded for the discontinued operations in the third quarter of 2019.

Net income for the third quarter of 2019 was $66 million compared to $16 million for the third quarter of 2018. For the third quarter of 2019, the Company generated net income attributable to the Shareholders of the Company of $56 million ($0.05 per share) compared to net income attributable to the Shareholders of the Company of $11 million ($0.01 per share) in the third quarter of 2018. Adjusted net income attributable to Shareholders of the Company (refer to “Non-IFRS Measures”) for the three months ended September 30, 2019 was $89 million ($0.09 per share) compared to adjusted net income of $38 million ($0.04 per share) in the same period of 2018. Adjusted net income in the third quarter of 2019 excluded share-based payments of $4 million, unrealized losses on derivative instruments of $5 million, $1 million write-down of mineral property interests and a deferred income tax expense of $23 million.

Cash flow provided by operating activities was $168 million in the third quarter of 2019 compared to $143 million in the third quarter of 2018, an increase of $25 million. Cash flow provided by operating activities of continuing operations was $138 million in the third quarter of 2019 compared to $137 million, an increase of $1 million. The increase reflects higher revenues of $31 million and lower production costs of $9 million partially offset by of higher current income tax installment payments including $14 million for Fekola, $16 million payment for the Fekola 2018 priority dividend and Otjikoto ore stockpile inventory build up costs of $5 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $130 million, an increase of $10 million from the second quarter of 2019 primarily resulting from higher gold prices and an increase in profitability of the Otjikoto Mine. Included in cash flow provided by operating activities was cash provided by operating activities of discontinued operations of $30 million compared to $7 million in the third quarter of 2018, an increase of $23 million. The increase primarily reflects higher revenues of $27 million from the Nicaraguan Assets.

At September 30, 2019, the Company had cash and cash equivalents of $146 million (excluding $19 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at September 30, 2019 (excluding $34 million of working capital related to assets and liabilities classified as held for sale) was $236 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.) At September 30, 2019, the Company had drawn $300 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $300 million. The Company expects to repay a further $100 million of the outstanding RCF balance in the fourth quarter of 2019.

Year-to-date results
Revenue
Consolidated gold revenue (excluding discontinued operations) in the first nine months of 2019 was $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce compared to $821 million on sales of 645,667 ounces at an average price of $1,271 per ounce in the first nine months of 2018. The $21 million (or 3%) increase in gold revenue was attributable to an 8% increase in the average realized gold price partially offset by a 5% decrease in the gold ounces sold. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Income (loss) from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations for the nine months ended September 30, 2019 was $152 million, which was $20 million (or 15%) higher than comparable period of 2018 resulting from 5% more ounces sold and a 9% increase in the average realized gold price. When gold sales from El Limon and La Libertad mines are included for the first nine months of 2019, consolidated gold revenue (Non-IFRS Measure) was $994 million (including $152 million from El Limon and La Libertad mines) on sales of 725,028 ounces (including 109,028 ounces from El Limon and La Libertad mines) at an average realized price of $1,371 per ounce.

Consolidated gold revenue for the nine months ended September 30, 2019 included $30 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions. During the nine months ended September 30, 2019, 25,282 ounces of gold were delivered under these contracts. As at September 30, 2019, the Company had no remaining amounts outstanding under its Prepaid Gold Sales contracts.
In the first nine months of 2019, the Fekola Mine accounted for $453 million (2018 - $445 million) of gold revenue from the sale of 330,600 ounces (2018 - 348,100 ounces), the Masbate Mine accounted for $223 million (2018 - $222 million) of gold revenue from the sale of 163,700 ounces (2018 -173,500 ounces) and the Otjikoto Mine accounted for $168 million (2018 - $158 million) of gold revenue from the sale of 121,700 ounces (2018 - 124,067 ounces). Excluded from gold revenue was La Libertad's gold revenue of $92 million (2018 - $80 million) from the sale of 65,953 ounces (2018 - 62,366 ounces) and El Limon's gold revenue of $60 million (2018 - $53 million) from the sale of 43,075 ounces (2018 - 41,069 ounces).

Production and operating costs

Consolidated gold production from continuing operations totalled 622,710 ounces in the first nine months of 2019, 7% higher than budget and comparable with the first nine months of 2018. Consolidated gold production (including production from El Limon and La Libertad mines) in the first nine months of 2019 was 735,079 ounces, 7% (or 45,705 ounces) above budget and comparable with the first nine months of 2018.

For the first nine months of 2019, consolidated cash operating costs (refer to "Non-IFRS Measures") (excluding El Limon and La Libertad mines) were $451 per gold ounce produced ($452 per gold ounce sold), $45 per gold ounce produced or 9% less than budget and $35 per gold ounce produced or 8% higher than the first nine months of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the first nine months of 2019 were $527 per gold ounce produced ($531 per gold ounce sold), $33 per gold ounce produced or 6% less than budget and $41 per gold ounce produced or 8% higher than the first nine months of 2018. The variance from budget and the first nine months of 2018 were driven by the same factors as those for the third quarter of 2019 described above.

All-in sustaining costs (refer to "Non-IFRS Measures") (excluding El Limon and La Libertad mines) for the first nine months of 2019 were $768 per gold ounce sold compared to budget of $838 per gold ounce sold and $640 per gold ounce sold for the prior year period. All-in sustaining costs (including El Limon and La Libertad mines) for the nine months ended September 30, 2019 were $855 per gold ounce sold compared to budget of $909 per gold ounce sold and $729 per gold ounce sold for the first nine months of 2018. All-in sustaining costs for the first nine months of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and lower than budgeted sustaining capital expenditures resulting from a combination of timing differences and lower than expected prestripping costs. Compared to the first nine months of 2018, all-in sustaining costs were higher in the first nine months of 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities, which were weighted towards that first half of the year.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $184 million for the first nine months of 2019 compared to $189 million in the first nine months of 2018. The slight decrease in depreciation expense was primarily due to a 5% decrease in the gold ounces sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $58 million for the nine months ended September 30, 2019 which was consistent with the prior year comparable period.

Other
For the nine months ended September 30, 2019, G&A increased by $5 million to $37 million. The $5 million increase compared to the prior year comparable period consisted primarily of an increase in personnel costs resulting from the timing of bonus accruals and payments and from new hires and salary increases at the Company's head and local offices and higher consulting costs in the period.
Share-based payment expense for the first nine months of 2019 was $13 million which was comparable to the same period in the prior year.
During the first nine months of 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income.
The Company’s results for the nine months ended September 30, 2018 included a non-cash mark-to-market gain of $11 million on the convertible senior subordinated notes. On October 1, 2018, the Company repaid the notes in cash.
The Company reported $22 million in interest and financing expense during the nine months ended September 30, 2019 as compared with $24 million in the comparable period of 2018.

For the nine months ended September 30, 2019, the Company recorded losses on fuel forward contracts and interest rate swap derivative instruments totalling $1 million (2018 - gain of $12 million). The losses consisted of unrealized losses of $4 million (2018 - unrealized gain of $8 million) and realized gains of $3 million (2018 - $4 million).

For the nine months ended September 30, 2019, the Company recorded a net current income and other tax expense of $84 million compared to $85 million in the nine months ended September 30, 2018. In the first nine months of 2019, the current income tax expense consisted primarily of corporate income tax expense in Mali and the Philippines. The current income tax expense is similar since the income before taxes is similar to the first nine months of 2018. Included in income tax expense for the first nine months of 2019, is $14 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the nine months ended September 30, 2019, the Company recorded a deferred income tax expense of $31 million compared to a deferred income tax expense of $27 million in the first nine months of 2018. The deferred income tax expense in the first nine months of 2019 and 2018 primarily resulted from to the weakening of local currencies in Mali and Namibia versus the US dollar and the use of tax losses in Namibia. In the nine months ended September 30, 2018, the weakening of local currencies was greater than in 2019 but the use of tax losses in Namibia was lower in 2018 than in 2019. Changes in local currencies result in changes to the underlying book values of the tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the nine months ended September 30, 2019, the Company recorded income from discontinued operations of $3 million compared to a loss from discontinued operations of $38 million for the comparable period in the prior year. The net loss from discontinued operations relates to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below). The nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 reflected higher gold sales and lower operating costs as the Nicaraguan Assets returned to normal operations. As required under IFRS 5, depreciation was not recorded for the discontinued operations in the third quarter of 2019.

For the nine months ended September 30, 2019, the Company generated net income of $133 million compared to a net income of $95 million in the comparable period of 2018. For the nine months ended September 30, 2019, the Company generated net income attributable to the Shareholders of the Company of $116 million ($0.11 per share) compared to $88 million ($0.09 per share) in the comparable period of 2018. Adjusted net income attributable to the Shareholders of the Company (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2019 was $169 million ($0.17 per share) compared to adjusted net income of $138 million ($0.14 per share) in the comparable period of 2018. Adjusted net income in the first nine months of 2019 excluded share-based payments of $15 million, unrealized losses on derivative instruments of $4 million, $2 million write-down of mineral property interests and a deferred income tax expense of $32 million.

Cash flow provided by operating activities was $347 million in the first nine months of 2019 compared to $377 million in the first nine months of 2018, a decrease of $30 million. Cash flow provided by operating activities of continuing operations was $306 million in the first nine months of 2019 compared to $355 million in the first nine months of 2018, a decrease of $49 million. The decrease reflects higher income tax installment payments including $77 million for Fekola, higher production costs of $11 million and Otjikoto ore stockpile inventory build up costs of $10 million, partially offset by higher revenues of $21 million. Included in cash flow provided by operating activities for the first nine months of 2019 was cash provided by operating activities of discontinued operations of $41 million compared to $22 million in the first nine months of 2018, an increase of $19 million. The increase primarily reflects higher revenues of $20 million partially offset by the higher production costs of $11 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	161,523	151,628	453,297	444,810
Gold sold (ounces)	108,600	125,400	330,600	348,100
Average realized gold price ($/ ounce)	1,487	1,209	1,371	1,278
Tonnes of ore milled	1,722,310	1,403,992	5,270,122	4,050,848
Grade (grams/ tonne)	2.16	2.50	2.11	2.70
Recovery (%)	94.1	94.7	94.3	95.0
Gold production (ounces)	112,321	107,002	336,567	333,788
Cash operating costs(1) ($/ gold ounce sold)	361	369	378	317
Cash operating costs(1) ($/ gold ounce produced)	383	383	378	321
Total cash costs(1) ($/ gold ounce sold)	483	469	489	421
All-in sustaining costs(1) ($/ gold ounce sold)	642	561	626	499
Capital expenditures ($ in thousands)	30,604	17,128	64,717	53,537
Exploration ($ in thousands)	2,580	5,091	10,890	12,131
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its very strong operational performance with third quarter 2019 gold production of 112,321 ounces, above budget by 4% (3,958 ounces) and 5% (5,319 ounces) higher compared to the third quarter of 2018, as the Fekola processing facilities continued to outperform. The operation continued to demonstrate sustained high processing throughput without reduced recoveries. For the third quarter of 2019, mill throughput was 1.7 million tonnes, exceeding budget by 15% and the third quarter of 2018 by 23%. The average grade processed was 2.16 grams per tonne ("g/t") (compared to budget of 2.38 g/t) together with average gold recoveries of 94.1% (compared to budget of 94.0%). Continuing the trends set in the first-half of the year, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources, beyond what was originally budgeted. This has resulted in a lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model. For the first nine months of 2019, the Fekola Mine produced 336,567 ounces of gold, above budget by 7% (20,954 ounces) and comparable with the same period of 2018. For the first nine months of 2019, mill throughput was 5.3 million tonnes, exceeding budget by 24% and the prior year comparable period by 30%. The average grade processed for the first nine months of 2019 was 2.11 g/t (compared to budget of 2.46 g/t) together with average gold recoveries of 94.3% (compared to budget of 94.0%).

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $383 per gold ounce produced ($361 per gold ounce sold) for the third quarter of 2019, in-line with both the budget of $394 per gold ounce produced and the third quarter of 2018. For the nine months ended September 30, 2019, Fekola’s cash operating costs of $378 per ounce produced ($378 per gold ounce sold) were in-line with budget of $388 per ounce produced but $57 per ounce higher than the prior year period as a result of higher grade ore processed and lower operating and equipment maintenance costs during the early stages of the Fekola Mine commercial operations in 2018.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2019 were $642 per gold ounce sold compared to a budget of $617 per gold ounce sold and $561 per gold ounce sold in the third quarter of 2018. The higher all-in sustaining costs compared to budget reflect higher than budget sustaining capital expenditures resulting from timing differences, higher royalties resulting from a higher average gold price realized than budgeted, partially offset by slightly lower cash operating costs. For the first nine months of 2019, all-in sustaining costs for the Fekola Mine were $626 per gold ounce sold compared to a budget of $656 per gold ounce sold and $499 per gold ounce sold in the first nine months of 2018. The lower all-in sustaining costs compared to budget reflect higher gold ounces sold than budgeted, slightly lower than budgeted cash operating costs per ounce as discussed above and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures are a result of lower prestripping costs of $7 million and lower mobile equipment rebuild costs of $3 million which are expected to be incurred later in 2019. All-in sustaining costs are higher than in first nine months of 2018 as sustaining capital investments were minimal during Fekola's first year of operations in 2018 and royalties in 2019 were higher resulting from a higher average gold price realized.

Capital expenditures in the third quarter of 2019 totalled $31 million, primarily consisting of $12 million for mine expansion, $5 million for plant expansion, $6 million for prestripping, $1 million in costs related to processing plant expenditures and $3 million for capitalized mobile equipment rebuilds. Capital expenditures in the first nine months of 2019 totalled $65 million primarily consisting of $15 million for prestripping, $13 million for mine expansion, $9 million for plant expansion, $7 million to complete relocation of Fadougou Village, $6 million for mining equipment and $6 million for capitalized equipment rebuilds.

Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 445,000 to 455,000 ounces of gold (original guidance range was between 420,000 to 430,000 ounces), at cash operating costs of between $370 and $410 per gold ounce sold and all-in sustaining costs of between $625 and $665 per gold ounce sold.

Fekola Mine Expansion

On March 26, 2019, the Company announced results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous LoM. Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019).

The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase of operability. The capital costs of this mill expansion are estimated to be approximately $50 million, with spending evenly split between 2019 and 2020. The mining rate at Fekola will also be increased with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Initial capital costs for the fleet expansion are estimated at $85 million with $36 million now expected to be incurred in 2019 and the balance of $49 million by the end of 2020. Fleet costs in 2020 are expected to be partially financed by approximately $40 million of equipment loans. Fekola pit design, schedule, and costs will be refined in late 2019 and early 2020, when updated resource and geotechnical models are available.

Construction commenced in October 2019 and is expected to be completed by the end of July 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and are expected to be completed in November 2019.

Based on B2Gold's current projections, gold production at the Fekola Mine in 2020 is projected to be approximately 600,000 ounces of gold, primarily due to the addition of a larger mining fleet at Fekola and the optimization of the mining sequence early in 2020, prior to completion of the mill expansion, providing access to higher grade portions of the deposit earlier on in the mining sequence.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated (81%) and Inferred Mineral Resources (19%). Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

Fekola Solar Plant

In the second quarter of 2019, the Company completed a preliminary study to evaluate the technical and economic viability of adding a solar plant to the Fekola mine site. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 MW of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) and the project was approved by the B2Gold Board of Directors in the second quarter of 2019.

Key aspects of the Fekola solar plant include:
•One of the largest off-grid hybrid solar/Heavy Fuel Oil (“HFO”) plant in the world
•36 MW of panels being installed to provide 30 MW of generating capacity
•13.5 MWh of battery storage to handle power load spikes, short periods of cloud cover, and allows for higher engine  loading and efficiencies
•Allows for three gensets to be shut down during daylight hours which will save about 13.1 million litres of HFO per year
•Cloud forecasting technology is being installed to help maximize solar generation
•Capital cost estimate of $38 million with a 4 year payback of which $17 million is now expected to be incurred in 2019 with the balance in 2020
•Annual CO2 reductions of almost 39,000 tonnes

•Project is scheduled for completion in August 2020.

Fadougou Village Relocation

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit). Construction of the new planned urban town commenced in late 2017 and was completed in February 2019. This included building over 700 new structures including solar panel lighting and latrines for all homes constructed. The Fadougou community started moving into their new homes at New Fadougou in April 2019 and relocation was completed by the end of June 2019. The mosque, school and clinic have been handed over to the respective authorities and are fully operational. Training to manage and maintain infrastructure, water supply systems and waste disposal is ongoing.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	76,068	78,756	223,264	221,750
Gold sold (ounces)	51,200	65,100	163,700	173,500
Average realized gold price ($/ ounce)	1,486	1,210	1,364	1,278
Tonnes of ore milled	2,037,969	1,762,124	5,964,897	5,241,419
Grade (grams/ tonne)	1.09	1.39	1.21	1.29
Recovery (%)	72.4	73.0	72.1	76.2
Gold production (ounces)	51,546	57,542	166,599	164,943
Cash operating costs(1) ($/ gold ounce sold)	588	509	567	534
Cash operating costs(1) ($/ gold ounce produced)	622	528	564	534
Total cash costs(1) ($/ gold ounce sold)	704	575	652	608
All-in sustaining costs(1) ($/ gold ounce sold)	833	639	773	708
Capital expenditures ($ in thousands)	4,725	12,096	20,689	33,493
Exploration ($ in thousands)	1,030	1,253	3,095	3,470
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance through the third quarter of 2019, producing 51,546 ounces of gold, (Q3 2018 – 57,542 ounces), 4% (2,147 ounces) above budget. Throughout the first nine months of 2019, mining activity was primarily conducted within the Main Vein Pit. Gold production was above budget largely due to higher than planned high grade ore tonnage mined from the Main Vein Pit, including ore tonnage from backfilled areas (resulting in higher than expected head grade). For the third quarter 2019, the average grade processed was 1.09 g/t compared to budget of 0.92 g/t and 1.39 g/t in the third quarter of 2018. Mill throughput and recoveries were 2.0 million tonnes (compared to budget of 2.0 million tonnes and 1.8 million tonnes in the third quarter of 2018) and 72.4% recovery (compared to budget of 82.1% and 73.0% in the third quarter of 2018), respectively. Approval for the Montana Extension Pit continues to advance. The community review process was successfully concluded, the Environment Compliance Certificate has been received, and the supporting infrastructure is in place. The approval process continues to advance and when completed the Company will commence mining in the Montana Extension Pit, anticipated either late in the fourth quarter of 2019 or in early 2020. For the first nine months of 2019, the Masbate Mine achieved a year to date production record of 166,599 ounces of gold, above budget by 9% (13,224 ounces) and 1% (1,656 ounces) higher than the first nine months of 2018. Masbate’s gold production for the first nine months of 2019 resulted from processing 6.0 million tonnes (compared to budget of 5.9 million tonnes and 5.2 million tonnes in the first nine months of 2018) at an average grade of 1.21 g/t (compared to budget of 1.10 g/t and 1.29 g/t in the first nine months of 2018) with average gold recoveries of 72.1% (compared to budget of 73.1% and 76.2% in the first nine months of 2018). The above budgeted production was primarily due to the combination of higher than expected oxide ore tonnage coupled with unplanned backfilled ore, having higher grade and better recovery than the in-situ ore, as discussed above.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $622 per gold ounce produced ($588 per gold ounce sold) for the third quarter of 2019, below budget by $51 per ounce produced (8%) and $94 per ounce produced higher than the third quarter of 2018. For the first nine months of 2019, Masbate’s cash operating costs per ounce produced were $564 per ounce produced ($567 per gold ounce sold) compared to a budget of $658 per ounce produced and $30 per ounce produced higher than first nine months of 2018. Cash operating costs for the three and nine months ended September 30, 2019 were below budget primarily due to the higher than expected gold production combined with lower than budgeted mining costs. Cost savings were primarily in the areas of: drilling/blasting (mining locations included backfill areas which did not require blasting and blast pattern spacing was increased resulting in savings for drill meters and blast agents), loading/hauling (primarily due to lower fuel and maintenance costs) and fewer total tonnes of waste moved (which was a result of fleet activity focused in Main Vein area, resulting in a lower than budgeted strip ratio).

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2019 were $833 per gold ounce sold compared to a budget of $890 per gold ounce sold and $639 per gold ounce sold in the third quarter of 2018. For the nine months ended September 30, 2019, all-in sustaining costs were $773 per gold ounce sold compared to a budget of $905 per gold ounce sold and $708 per gold ounce sold in the comparable period of 2018. All-in sustaining costs were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures resulting from the timing of expenditures relating to ongoing land purchase negotiations not being finalized in the three and nine months ended September 30, 2019. The majority of the land capital expenditures of $3 million are now expected to be incurred in 2020.
Capital expenditures for the third quarter of 2019 totalled $5 million consisting primarily of $1 million of mobile equipment and purchases and rebuilds and $1 million of prestripping. For the nine months ended September 30, 2019, capital expenditures totalled $21 million, including Masbate processing plant upgrade costs of $6 million, mobile equipment acquisition costs and rebuilds of $5 million, prestripping costs of $3 million and $2 million for the tailings storage facility construction.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.
For full-year 2019, the Masbate Mine is expected to be near the top end of its production guidance range of between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs at or below the low end of the guidance range of between $625 and $665 per ounce sold and all-in sustaining costs at or below the low end of the guidance range of between $860 and $900 per ounce sold.
Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	73,192	50,246	168,258	158,491
Gold sold (ounces)	49,100	41,709	121,700	124,067
Average realized gold price ($/ ounce)	1,491	1,205	1,383	1,277
Tonnes of ore milled	843,386	870,125	2,511,845	2,557,826
Grade (grams/ tonne)	1.84	1.54	1.50	1.51
Recovery (%)	98.8	98.7	98.6	98.7
Gold production (ounces)	49,411	42,403	119,544	122,580
Cash operating costs(1) ($/ gold ounce sold)	431	483	501	524
Cash operating costs(1) ($/ gold ounce produced)	394	470	501	514
Total cash costs(1) ($/ gold ounce sold)	490	530	557	575
All-in sustaining costs(1) ($/ gold ounce sold)	743	678	895	754
Capital expenditures ($ in thousands)	9,949	11,747	34,452	41,379
Exploration ($ in thousands)	803	314	1,667	1,311
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong third quarter of 2019 with gold production of 49,411 ounces, above budget by 6% (2,683 ounces) and 17% (7,008 ounces) higher compared to the third quarter of 2018, primarily due to higher than expected ore grade and tonnage from Phase 2 of the Wolfshag Pit (as higher grade ore production resumed from the Wolfshag Pit in the current quarter). During the third quarter of 2019, the Otjikoto Mine processed 0.84 million tonnes (compared to budget of 0.86 million tonnes and 0.87 million tonnes in the third quarter of 2018) at an average grade of 1.84 g/t (compared to budget of 1.73 g/t and 1.54 g/t in the third quarter of 2018) with average gold recoveries of 98.8% (compared to budget of 98.0% and 98.7% in the third quarter of 2018). For the first nine months of 2019, the Otjikoto Mine produced 119,544 ounces of gold (2018 – 122,580 ounces), above budget by 4% (5,003 ounces). During the first nine months of 2019, the Otjikoto Mine processed 2.51 million tonnes (compared to budget of 2.54 million tonnes and 2.56 million tonnes in the first nine months of 2018) at an average grade of 1.50 g/t (compared to budget of 1.43 g/t and 1.51 g/t in the first nine months of 2018) with average gold recoveries of 98.6% (compared to budget of 98.0% and 98.7% in the first nine months of 2018).

For the third quarter of 2019, the Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) were $394 per gold ounce produced ($431 per ounce gold sold), 24% or $125 lower than budget and $76 per ounce or 16% lower compared with the third quarter of 2018. Cash operating costs in the third quarter of 2019 were lower than budget as a result lower than budgeted fuel and reagent prices, a weaker Namibian dollar compared to the US dollar and higher than budgeted gold production. For the first nine months of 2019, the Otjikoto Mine's cash operating costs were $501 per gold ounce produced ($501 per gold ounce sold), 13% or $74 lower than budget and $13 per ounce or 3% lower compared with the comparable period of 2018. Year-to-date costs per ounce were lower than budgeted due to higher gold production, lower than budgeted fuel and reagent prices and a weaker Namibian dollar compared to the US dollar. In addition, in the first nine months of 2019, higher ore tonnes were mined and stockpiled than budgeted and less prestripping was incurred than budgeted from Phase 2 of the Otjikoto pit and Phase 2 of the Wolfshag pit. These positive ore tonnage reconciliations decreased the strip ratio and increased stockpiled tonnage for the first nine months of 2019.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2019 were $743 per gold ounce sold compared to a budget of $784 per gold ounce sold and $678 per gold ounce sold in the third quarter of 2018. All-in sustaining costs for the third quarter of 2019 were 5% lower than budget as a result higher than budgeted production and lower than budgeted cash operating costs partially offset by sustaining capital expenditures being $1 million higher than budgeted due to timing differences and higher royalties resulting from higher than budgeted gold ounces sold and average realized gold prices. Compared to the third quarter of 2018, all-in sustaining costs were higher primarily due to 2019 prestripping costs for Phase 2 and 3 of the Wolfshag Pit. For the first nine months of 2019, all-in sustaining costs were $895 per gold ounce sold compared to a budget of $1,019 per gold ounce sold and $754 per gold ounce sold in the first nine months of 2018. All-in sustaining costs for the nine months ended September 30, 2019 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher gold ounces sold compared to budget and sustaining capital expenditures that were $6 million lower than budgeted. This difference related primarily to lower capitalized prestripping and is expected to be an overall capital expenditure saving versus budget for the year.

Capital expenditures in the third quarter of 2019 totalled $10 million, primarily consisting of $7 million for prestripping and $2 million in mobile equipment rebuilds and replacements. Capital expenditures for the nine months ended September 30, 2019 totalled $34 million, primarily consisting of $25 million for prestripping and $8 million in mobile equipment rebuilds and replacements.

For full-year 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs at or below the low end of the guidance range of between $520 and $560 per gold ounce sold and all-in sustaining costs at or below the low end of the guidance range of between $905 and $945 per gold ounce sold.
Discontinued Operations - El Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	32,628	15,669	60,409	52,818
Gold sold (ounces)	21,880	12,994	43,075	41,069
Average realized gold price ($/ ounce)	1,491	1,206	1,402	1,286
Tonnes of ore milled	120,454	121,208	365,168	327,108
Grade (grams/ tonne)	5.72	3.56	4.05	3.79
Recovery (%)	92.5	94.4	93.0	94.8
Gold production (ounces)	20,503	13,098	44,192	37,736
Cash operating costs(1) ($/ gold ounce sold)	664	976	821	894
Cash operating costs(1) ($/ gold ounce produced)	636	875	786	928
Total cash costs(1) ($/ gold ounce sold)	744	1,049	904	974
All-in sustaining costs(1) ($/ gold ounce sold)	945	1,420	1,251	1,420
Capital expenditures ($ in thousands)	11,999	4,082	30,366	17,285
Exploration ($ in thousands)	705	1,790	1,913	5,558
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

El Limon Mine in Nicaragua produced 20,503 ounces of gold in the third quarter of 2019, above budget by 22% (3,665 ounces), as high grade ore production from the new Limon Central Pit comes fully online, and above the third quarter of 2018 by 57% (7,405 ounces), which had been impacted by national political unrest in the country in 2018. For the third quarter of 2019, the average grade processed was 5.72 g/t compared to budget of 4.65 g/t and 3.56 g/t in the third quarter of 2018. For the first nine months of 2019, El Limon Mine produced 44,192 ounces of gold (2018 – 37,736 ounces), above budget by 9% (3,593 ounces) and 17% (6,456 ounces) higher than the first nine months of 2018.

For the third quarter of 2019, El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $636 per gold ounce produced ($664 per gold ounce sold), in-line with budget of $638 per gold ounce produced and 27% lower than the third quarter of 2018. For the first nine months of 2019, El Limon's cash operating costs were $786 per gold ounce produced ($821 per gold ounce sold), in-line with the budget of $812 per ounce produced and lower than the prior year period cost of $928 per gold ounce produced. The decrease in cash operating costs compared to first nine months of 2018 reflects the return to normal operating levels at El Limon and processing of ore from the new Limon Central Pit.

All-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2019 were $945 per gold ounce sold compared to a budget of $823 per ounce and $1,420 per ounce for the third quarter of 2018. All-in sustaining costs were higher than budget due to higher than budgeted sustaining capital expenditures on Veta Nueva underground development resulting from higher than budgeted underground metres developed. All-in sustaining costs for the nine months ended September 30, 2019 were $1,251 per gold ounce sold compared to a budget of $1,148 per gold ounce sold and $1,420 per gold ounce sold for the comparable period in 2018. All-in sustaining costs were higher than budget for the first nine months of 2019 due to the higher than budgeted sustaining capital expenditures on Santa Pancha and Veta Nueva underground development.

Total capital expenditures in the third quarter of 2019 were $12 million, primarily consisting of $8 million for Limon Central prestripping and $3 million for underground development at the Santa Pancha and Veta Nueva underground mines. For the nine months ended September 30, 2019, capital expenditures were $30 million, primarily consisting of $17 million for Limon Central prestripping and $10 million for Santa Pancha and Veta Nueva underground development.

For full year 2019, the Company’s share of production from El Limon is now expected to be between 50,000 and 55,000 ounces of gold (including the Company’s approximate 30% (as at November 5, 2019) indirect share of El Limon’s forecast production for the period between October 15, 2019 to December 31, 2019 following the completion of the Calibre Transaction), at cash operating costs of between $720 and $760 per ounce sold and all-in sustaining costs of between $1,005 and $1,045 per ounce.

Discontinued Operations - La Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	38,705	28,142	91,640	79,617
Gold sold (ounces)	25,890	23,324	65,953	62,366
Average realized gold price ($/ ounce)	1,495	1,207	1,389	1,277
Tonnes of ore milled	576,033	559,616	1,712,416	1,685,457
Grade (grams/ tonne)	1.39	1.29	1.30	1.23
Recovery (%)	94.9	95.5	95.2	94.5
Gold production (ounces)	24,419	21,995	68,177	62,770
Cash operating costs(1) ($/ gold ounce sold)	973	897	1,077	939
Cash operating costs(1) ($/ gold ounce produced)	957	871	1,056	919
Total cash costs(1) ($/ gold ounce sold)	1,002	920	1,106	965
All-in sustaining costs(1) ($/ gold ounce sold)	1,116	1,053	1,415	1,205
Capital expenditures ($ in thousands)	1,954	2,568	16,861	12,608
Exploration ($ in thousands)	809	1,106	2,703	3,839
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 24,419 ounces of gold in the third quarter of 2019, 16% (3,354 ounces) above budget and 11% (2,424 ounces) higher compared to the third quarter of 2018. The higher gold production was largely due to higher than planned ore grade and tonnage from the San Diego and Mojon East Pits and higher than planned ore tonnage from the Jabali Underground Mine. The average grade processed for the third quarter of 2019 was 1.39 g/t versus a budget of 1.22 g/t and 1.29 g/t in the third quarter of 2018. For the first nine months of 2019, La Libertad produced 68,177 ounces of gold, above budget by 4% (2,931 ounces) and 9% (5,407 ounces) higher than the first nine months of 2018.

During the second quarter of 2019, the Company received the mining permit for the new Jabali Antenna open-pit and production started from the pit in September 2019 (as budgeted).

For the third quarter of 2019, La Libertad's cash operating costs (refer to "Non-IFRS Measures") were $957 per gold ounce produced ($973 per gold ounce sold), which was on budget but 10% higher than the third quarter of 2018. For the first nine months of 2019, La Libertad's cash operating costs were $1,056 per gold ounce produced ($1,077 per gold ounce sold), which was $77 per gold ounce produced higher than budget and $137 per gold ounce produced higher than the first nine months of 2018. La Libertad's cash operating costs were higher than budget due to higher mining costs resulting from higher than budgeted waste tonnes mined at the San Diego and San Juan pits. In the first nine months of 2019, operations moved additional waste that had not been moved as planned in 2018 due to temporary limitations in mining fleet capacity in the comparable period of 2018. The fleet capacity issues were resolved by late 2018 and movement of the additional waste material was caught up by the end of the first half of 2019.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2019 were $1,116 per gold ounce sold which was comparable to a budget of $1,164 per gold ounce sold and $1,053 per gold ounce sold for the third quarter of 2018. All-in sustaining costs for the nine months ended September 30, 2019 were $1,415 per gold ounce sold compared to a budget of $1,388 per gold ounce sold and $1,205 per gold ounce sold for the nine months ended September 30, 2018. The higher than budgeted all-in sustaining costs for the first nine months of 2019 resulted from higher cash operating costs per ounce as described above partially offset by lower than budgeted sustaining capital expenditures.

Total capital expenditures in the third quarter of 2019 were $2 million, primarily consisting of $1 million for tailings storage facility construction and $1 million for underground development costs. For the nine months ended September 30, 2019, capital expenditures totalled $17 million, primarily consisting of $12 million for tailings storage facility construction, $3 million for land purchase and resettlement related to the Jabali Antenna open-pit and $2 million for underground development costs.

For full year 2019, the Company’s share of production from La Libertad is now expected to be between 75,000 and 80,000 ounces of gold (the forecast includes the Company’s approximate 30% (as at November 5, 2019) indirect share of La Libertad’s forecast production for the stub period October 15, 2019 to December 31, 2019 following the completion of the Calibre Transaction), at cash operating costs of between $840 and $880 per ounce sold and all-in sustaining costs of between $1,150 and $1,190 per ounce.

Gramalote Project - Colombia

On September 16, 2019, the Company and AngloGold announced that they had agreed in principle to terms relating to the parties' respective ownership percentages and future management of the joint venture on the Gramalote gold project in Colombia. The companies have agreed that B2Gold will sole fund the next $13.9 million of expenditures on the Gramalote project (the "Sole Fund Amount"), following which B2Gold will hold a 50% ownership interest in the joint venture (B2Gold currently holds a 48.3% interest). Under the amended terms, AngloGold and B2Gold will each hold a 50% interest and B2Gold will start an immediate transition to become manager of the Gramalote joint venture by the end of 2019, conditional upon the parties entering into an amended and restated shareholders agreement. The parties will continue to have equal representation on the joint venture management committee. Following the expenditure of the Sole Fund Amount, each joint venture partner will fund its share of expenditures pro rata.

B2Gold and AngloGold have also agreed in principle on a budget for the feasibility study on the Gramalote Project up to $40 million for fiscal 2020. A final 2020 budget is expected to be agreed by the end of November 2019. In addition, B2Gold and AngloGold have agreed to a $6 million budget for the balance of 2019, for total budgeted costs to the end of 2020 of $46 million. Of this amount, and in consideration of the Sole Fund Amount described above, B2Gold anticipates funding $6 million in the fourth quarter of 2019 and $24 million in 2020. Collectively, these budgets budget will fund 42,500 metres of infill drilling and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated mineral resource estimate, detailed mine planning, additional environmental studies, metallurgical test work, engineering and detailed economic analysis.

The Company expects that the Gramalote joint venture will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and will continue to work with government and local communities on social programs. B2Gold, as manager, plans to continue the feasibility work into 2020 with the goal of completing a final feasibility study by December 31, 2020. Due to the extensive testing programs that have been completed and the high level of engineering performed in 2017 for an internal pre-feasibility study, the engineering work remaining to get to final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to Indicated status.

The Gramalote project is located 230 kilometres ("km") northwest of Bogota and 80 km northeast of Medellin in central Colombia. Based on the recent remodeling of the Gramalote geologic resource, the Company believes that the Gramalote project has the potential, subject to completion of infill drilling scheduled to commence in November 2019 and a final feasibility study expected by the end of 2020, to become a large low-cost open pit gold mine.

The Environmental Impact Study and Project Implementation Plans for the Gramalote project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were submitted and are currently in the final approval process. If the final economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open-pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2019, the Company had cash and cash equivalents of $146 million (excluding $19 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at September 30, 2019 (excluding $34 million of working capital related to assets and liabilities classified as held for sale) was $236 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.)

During the nine months ended September 30, 2019, the Company repaid $100 million of the outstanding balance on its revolving RCF. At September 30, 2019, the Company had drawn $300 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $300 million.

On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility.

The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The term of the revised RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2019, the Company was in compliance with these debt covenants.
The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations will provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.
During the nine months ended September 30, 2019, the Company made repayments of $100 million on the RCF. The Company expects to repay a further $100 million of the outstanding RCF balance in the fourth quarter of 2019, which will leave an estimated drawn balance of $200 million at December 31, 2019 and an estimated available balance of $400 million; total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million.

During the nine months ended September 30, 2019, the Company delivered 25,282 ounces into Prepaid Gold Sales contracts valued at $30 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Condensed Interim Consolidated Statement of Operations.
As at September 30, 2019, Company had delivered into all of its Prepaid Gold Sales contracts and had no contracts outstanding.

For the three and nine months ended September 30, 2019, resource property expenditures totalled $73 million and $205 million respectively. The most significant expenditures were on the Fekola Mine with expenditures of $31 million and $65 million, respectively, the Masbate Mine had capital expenditures of $5 million and $21 million, respectively, the Otjikoto Mine had capital expenditures of $10 million and $34 million, respectively, and capital expenditures on discontinued operations were $16 million and $52 million, respectively.
As at September 30, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in the management's discussion and analysis):
•For payments at the Fekola Mine of $42 million for mobile equipment ($4 million of which is expected to be incurred in 2019 and $38 million of which is expected to be incurred in 2020), $11 million for the plant expansion ($2 million of which is expected to be incurred in 2019 and $9 million of which will be incurred in 2020), $1 million related to fleet management systems (all of which is expected to be incurred in 2019), $1 million related to the power plant (all of which is expected to be incurred in 2020), and $1 million related to the solar plant (all of which is expected to be incurred in 2020).
•For payments of $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.
•For payments of $1 million for fleet management systems at the Otjikoto Mine, all of which is expected to be incurred in 2019.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
During the nine months ended September 30, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 37,374,000 litres of fuel oil and 12,878,000 litres of gas oil with settlements scheduled between August 2019 and October 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2019:

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	7,878	16,438	—	24,316
Average strike price	$0.32	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	9,915	21,908	1,717	33,540
Average strike price	$0.47	$0.49	$0.49	$0.48

Forward – diesel:
Litres (thousand)	539	1,599	—	2,138
Average strike price	$0.53	$0.57	$—	$0.56

Collars - fuel oil:
Litres (thousand)	3,922	19,783	11,055	34,760
Average ceiling price	$0.29	$0.26	$0.26	$0.26
Average floor price	$0.42	$0.39	$0.39	$0.39

Collars - gas oil:
Litres (thousand)	—	6,439	6,439	12,878
Average ceiling price	$—	$0.40	$0.40	$0.40
Average floor price	$—	$0.57	$0.57	$0.57
The unrealized fair value of these contracts at September 30, 2019 was $(4) million.
Interest rate swaps
On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2019 was $(2) million.

Operating activities

Cash flow provided by operating activities was $168 million in the third quarter of 2019 compared to $143 million in the third quarter of 2018, an increase of $25 million. Cash flow provided by operating activities of continuing operations was $138 million in the third quarter of 2019 compared to $137 million, an increase of $1 million. The increase reflects higher revenues of $31 million and lower production costs of $9 million partially offset by of higher current income tax installment payments including $14 million for Fekola, $16 million payment for the Fekola 2018 priority dividend and Otjikoto ore stockpile inventory build up costs of $5 million. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $130 million, an increase of $10 million from the second quarter of 2019 primarily resulting from higher gold prices and an increase in profitability of the Otjikoto Mine. Included in cash flow provided by operating activities was cash provided by operating activities of discontinued operations of $30 million compared to $7 million in the third quarter of 2018, an increase of $23 million. The increase primarily reflects higher revenues of $27 million from the Nicaragua operations.

Cash flow provided by operating activities was $347 million in the first nine months of 2019 compared to $377 million in the first nine months of 2018, a decrease of $30 million. Cash flow provided by operating activities of continuing operations was $306 million in the first nine months of 2019 compared to $355 million in the first nine months of 2018, a decrease of $49 million. The decrease reflects higher income tax installment payments including $77 million for Fekola, higher production costs of $11 million and Otjikoto ore stockpile inventory build up costs of $10 million, partially offset by higher revenues of $21 million. Included in cash flow provided by operating activities for the first nine months of 2019 was cash provided by operating activities of discontinued operations of $41 million compared to $22 million in the first nine months of 2018, an increase of $19 million. The increase primarily reflects higher revenues of $20 million partially offset by the higher production costs of $11 million.
Financing activities
The Company’s cash from financing activities for the three months ended September 30, 2019 was a net outflow of $52 million. During the third quarter of 2019, the Company received proceeds from the exercise of stock options of $35 million, made a repayment of $75 million on the RCF, made equipment loan facility repayments of $6 million and interest and commitment fee payments of $6 million.

The Company’s cash from financing activities for the nine months ended September 30, 2019 was a net outflow of $79 million. During the first nine months of 2019, the Company received proceeds from the exercise of stock options of $64 million, made repayments of $100 million on the RCF, incurred $6 million in transaction costs related to the revised RCF, made equipment loan facility repayments of $18 million and interest and commitment fee payments of $18 million.
Investing activities
For the three and nine months ended September 30, 2019, resource property expenditures totalled $73 million and $205 million respectively. The most significant expenditures were on the Fekola Mine with capital expenditures of $31 million and $65 million, respectively, the Masbate Mine had capital expenditures of $5 million and $21 million, respectively, the Otjikoto Mine had capital expenditures of $10 million and $34 million, respectively, and capital expenditures on discontinued operations were $16 million and $52 million, respectively (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other development and exploration expenditures for the three and nine months ended September 30, 2019 were $11 million and $30 million, respectively.
For the fourth quarter of 2019, and as part of the Company’s long-term strategy to maximize shareholder value on November 5, 2019, the Board of Directors of the Company declared B2Gold’s first quarterly dividend of $0.01 per common share, which will be paid on December 13, 2019 to shareholders of record as at the close of business on November 29, 2019. This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside of Canada (non-resident investors) will be subject to non-resident withholding taxes.
Following the payment of this dividend, the Board of Directors expects to declare future dividends quarterly at the same level, in the amount of $0.01 per common share, and has determined that this anticipated level of quarterly dividend is appropriate based on the Company’s current financial performance, liquidity and outlook. Subject to authorization by the Board of Directors and compliance with all applicable laws, the record date for future dividends is anticipated to be set as of the last business day of March, June, September and December in each year and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by the Company separately at such time any dividend is declared and authorized by the Board of Directors.
The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company’s constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended September 30, 2019	For the three months ended September 30, 2018	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	2,580	5,091	10,890	12,131
Masbate Mine, exploration	1,030	1,253	3,095	3,470
Otjikoto Mine, exploration	803	314	1,667	1,311
Fekola Regional, exploration	1,134	652	2,082	5,854
Toega Project, exploration	815	1,419	1,968	6,357
Kiaka Project, exploration	622	301	2,544	1,625
Ondundu Project, exploration	174	553	911	1,505
Finland Properties, exploration	296	651	574	1,905
Other	3,568	901	6,475	3,072

	11,022	11,135	30,206	37,230

For the first nine months of 2019, B2Gold has continued to pursue a program of aggressive exploration, incurring $30 million year-to-date. The total revised exploration budget for 2019 is approximately $46 million. Exploration has focused primarily on West Africa and around the Company's mines. 2019 will see approximately $21 million being spent on exploration in Mali, Burkina Faso and Ghana. The Company has also allocated approximately $8 million for other greenfield exploration programs.

Fekola Mine

Surface exploration, regional drilling and geophysics at Fekola to date have identified numerous targets. For 2019, exploration on the licenses in Mali is budgeted to total $18 million. In 2019, the Company has completed its drilling program to convert Fekola’s Inferred Resources to Indicated and further explore the potential to the north of Fekola is ongoing with a total of 25,000 metres completed as of August 15, 2019.

Infill drilling to upgrade the existing Inferred Mineral Resources to Indicated Mineral Resources has been completed and the Company is awaiting assay results. Infill drill results to date support the results of the 2018 resource model, which had 19% Inferred Mineral Resources and 81% Indicated Mineral Resources. Once all of the assay results are received, a new resource model will be completed. Mineralization remains open to the north and down plunge, indicating the potential to further increase Fekola Mineral Resources and Reserves (see news release dated October 25, 2018) – an updated Mineral Resource will be announced in fourth quarter of 2019. This will allow the engineering group to complete an updated design pit and new Mineral Reserves, along with an updated Fekola LoM plan by the end of the first quarter of 2020.

Drilling is ongoing at Fekola, including a reconnaissance program on the Cardinal zone, less than one km west of the Fekola Mine open pit.

Fekola Regional

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 km along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
In 2019, the Company originally budgeted $3 million for 14,000 metres of reverse circulation and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. In the third quarter of 2019, the Company increased the Mali exploration budget by $3 million for drilling of new exploration targets.

In the first nine months of 2019, B2Gold has completed an 850-hole (24,863 metre) program of combined aircore, diamond and reverse circulation drilling at the Anaconda area, including on the Company's increased land position. Drilling focused primarily on the Mamba zone, located one km east of the Anaconda zone, where the Company previously announced an Inferred Mineral

Resource estimate of 767,000 ounces of gold at 1.1 g/t) in near-surface saprolite mineralization over 4.5 km and up to 500 metres wide. The initial stage of the program has extended the strike length of known saprolite mineralized structures at Mamba by over 600 metres to over approximately one km. Saprolite mineralization at the Adder zone, 1.2 km to the west of the Mamba zone, remains open to the north. At Mamba, the newly discovered wide zone of sulphide mineralization is contiguous and continuous with the saprolite mineralization and remains open down plunge and to the south, indicating the potential to a host Fekola-style sulphide gold deposit.

Drilling on the Anaconda area, to test the extension of the saprolite zones and further explore the sulphide mineralization recommenced in the fourth quarter of 2019. An additional 30,000 metres of drilling is planned for completion before year end and the Company expects to continue with an aggressive exploration program in 2020.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2019 is $5 million, which will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

Masbate Mine

The Masbate exploration budget for 2019 is approximately $4 million, including 12,400 metres of diamond drilling. The program will include brownfields drilling to upgrade resources within the mine license and drilling on identified exploration targets within the mine area. In the second quarter of 2019, an additional $500,000 was approved to test some of the resources deeper.

Kiaka and Toega Projects

In Burkina Faso, the 2019 exploration budget is $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of reverse circulation drilling will be focused on testing regional targets around the Toega and Kiaka deposits generated by the 2018 drilling and mapping.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $8 million for greenfield exploration opportunities internationally in 2019, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

Discontinued Operations - La Libertad Mine

La Libertad’s exploration budget for 2019 was approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

Discontinued Operations - El Limon Mine

Positive drilling results continue to expand El Limon Central zone to the north and at depth, indicating the potential to expand the Mineral Resources. The zone is open to depth, indicating the potential to produce ore from underground in El Limon Central area.

El Limon’s exploration budget for 2019 was approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program focused on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone remains open at depth.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2018. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

On July 19, 2019, the Company was informed by its joint-venture partner for the Gramalote property, AngloGold of an ongoing Colombian tax dispute. In December 2017, the Gramalote joint venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 income tax return resulting in and assessment with additional income taxes and penalty fines. This assessment is currently being appealed by the Gramalote joint venture and the outcome of this appeal cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessment are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
NEW ACCOUNTING STANDARDS ADOPTED
The following standard has been adopted as at January 1, 2019 in accordance with the transitional provisions outlined in the respective standard. The effect of adoption of this new pronouncement is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at September 30, 2019.

IFRS 16 - Leases
IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases. The effect of adopting this new pronouncement is outlined below and in more detail in Note 2 to our condensed interim consolidated financial statements as at September 30, 2019.

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%.

The Company applied the following practical expedients in the adoption of IFRS 16:
•Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;
•For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;
•Excluded initial direct costs from measuring right-of-use assets at the date of initial application;
•For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

For the three and nine months ended September 30, 2019, payments totalling $1 million and $2 million, respectively, relating to short-term leases (those with a term of 12 months or less) and $14 million and $42 million, respectively, relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations, including those related to the Nicaraguan Group included as part of income from discontinued operations.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Effective January 1, 2019, the Company began presenting these measures on a sales basis in addition to a production basis. Prior period comparatives have been updated to reflect this change. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	39,253	30,126	21,147	90,526	14,520	25,197	39,717	130,243
Royalties and production taxes	13,182	5,927	2,925	22,034	1,765	755	2,520	24,554

Total cash costs	52,435	36,053	24,072	112,560	16,285	25,952	42,237	154,797

Gold sold (ounces)	108,600	51,200	49,100	208,900	21,880	25,890	47,770	256,670

Cash operating costs per ounce ($/ gold ounce sold)	361	588	431	433	664	973	831	507

Total cash costs per ounce ($/ gold ounce sold)	483	704	490	539	744	1,002	884	603

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	46,321	33,119	20,126	99,566	12,685	20,918	33,603	133,169
Royalties and production taxes	12,452	4,328	1,991	18,771	949	532	1,481	20,252

Total cash costs	58,773	37,447	22,117	118,337	13,634	21,450	35,084	153,421

Gold sold (ounces)	125,400	65,100	41,709	232,209	12,994	23,324	36,318	268,527

Cash operating costs per ounce ($/ gold ounce sold)	369	509	483	429	976	897	925	496

Total cash costs per ounce ($/ gold ounce sold)	469	575	530	510	1,049	920	966	571

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	124,877	92,773	61,026	278,676	35,353	71,037	106,390	385,066
Royalties and production taxes	36,879	13,942	6,719	57,540	3,569	1,927	5,496	63,036

Total cash costs	161,756	106,715	67,745	336,216	38,922	72,964	111,886	448,102

Gold sold (ounces)	330,600	163,700	121,700	616,000	43,075	65,953	109,028	725,028

Cash operating costs per ounce ($/ gold ounce sold)	378	567	501	452	821	1,077	976	531

Total cash costs per ounce ($/ gold ounce sold)	489	652	557	546	904	1,106	1,026	618

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	110,407	92,699	64,994	268,100	36,733	58,574	95,307	363,407
Royalties and production taxes	36,087	12,710	6,347	55,144	3,283	1,615	4,898	60,042

Total cash costs	146,494	105,409	71,341	323,244	40,016	60,189	100,205	423,449

Gold sold (ounces)	348,100	173,500	124,067	645,667	41,069	62,366	103,435	749,102

Cash operating costs per ounce ($/ gold ounce sold)	317	534	524	415	894	939	921	485

Total cash costs per ounce ($/ gold ounce sold)	421	608	575	501	974	965	969	565
Cash operating costs per gold ounce produced
In addition to Cash operating costs on a per gold ounce sold basis, the Company also presents Cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	39,253	30,126	21,147	90,526	14,520	25,197	39,717	130,243
Inventory sales adjustment	3,747	1,955	(1,672)	4,030	(1,488)	(1,821)	(3,309)	721

Cash operating costs	43,000	32,081	19,475	94,556	13,032	23,376	36,408	130,964

Gold produced (ounces)	112,321	51,546	49,411	213,278	20,503	24,419	44,922	258,200

Cash operating costs per ounce ($/ gold ounce produced)	383	622	394	443	636	957	810	507

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	46,321	33,119	20,126	99,566	12,685	20,918	33,603	133,169
Inventory sales adjustment	(5,364)	(2,715)	(183)	(8,262)	(1,222)	(1,770)	(2,992)	(11,254)

Cash operating costs	40,957	30,404	19,943	91,304	11,463	19,148	30,611	121,915

Gold produced (ounces)	107,002	57,542	42,403	206,947	13,098	21,995	35,093	242,040

Cash operating costs per ounce ($/ gold ounce produced)	383	528	470	441	875	871	872	504

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	124,877	92,773	61,026	278,676	35,353	71,037	106,390	385,066
Inventory sales adjustment	2,208	1,208	(1,153)	2,263	(630)	925	295	2,558

Cash operating costs	127,085	93,981	59,873	280,939	34,723	71,962	106,685	387,624

Gold produced (ounces)	336,567	166,599	119,544	622,710	44,192	68,177	112,369	735,079

Cash operating costs per ounce ($/ gold ounce produced)	378	564	501	451	786	1,056	949	527

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	110,407	92,699	64,994	268,100	36,733	58,574	95,307	363,407
Inventory sales adjustment	(3,097)	(4,673)	(2,043)	(9,813)	(1,717)	(898)	(2,615)	(12,428)

Cash operating costs	107,310	88,026	62,951	258,287	35,016	57,676	92,692	350,979

Gold produced (ounces)	333,788	164,943	122,580	621,311	37,736	62,770	100,506	721,817

Cash operating costs per ounce ($/ gold ounce produced)	321	534	514	416	928	919	922	486
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. This clarification on capitalized stripping is expected to result in the majority of the Company’s deferred stripping being now classified as sustaining whereas previously, portions would have been classified as non-sustaining if the stripping did not benefit the current year’s production. The Company adopted the updates to the Guidance Note, including presenting all-in sustaining costs on a sales-basis, effective January 1, 2019. Prior period comparatives have been updated to reflect the change to a sale-basis measure only.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	39,253	30,126	21,147	—	90,526	14,520	25,197	39,717	130,243
Royalties and production taxes	13,182	5,927	2,925	—	22,034	1,765	755	2,520	24,554
Corporate administration	1,216	857	1,447	7,031	10,551	449	364	813	11,364
Share-based payments – RSUs/DSUs(1)	16	—	—	1,563	1,579	—	—	—	1,579
Community relations	637	317	323	—	1,277	453	80	533	1,810
Reclamation liability accretion(2)	151	132	104	—	387	96	152	248	635
Realized (gains) losses on fuel derivative contracts	(314)	(312)	(189)	—	(815)	—	26	26	(789)
Sustaining lease expenditures	191	322	112	178	803	—	—	—	803
Sustaining capital expenditures(3)	12,831	4,252	9,949	—	27,032	3,386	1,954	5,340	32,372
Sustaining mine exploration(3)	2,580	1,030	682	—	4,292	—	376	376	4,668

Total all-in sustaining costs	69,743	42,651	36,500	8,772	157,666	20,669	28,904	49,573	207,239

Gold sold (ounces)	108,600	51,200	49,100	—	208,900	21,880	25,890	47,770	256,670

All-in sustaining cost per ounce ($/ gold ounce sold)	642	833	743	—	755	945	1,116	1,038	807
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	30,604	4,725	9,949	45,278	11,999	1,954	13,953	59,231
Mine expansion equipment	(11,856)	—	—	(11,856)	—	—	—	(11,856)
Plant expansion	(5,430)	—	—	(5,430)	—	—	—	(5,430)
Solar plant	(487)	—	—	(487)	—	—	—	(487)
Masbate processing plant upgrade	—	(430)	—	(430)	—	—	—	(430)
Other	—	(43)	—	(43)	—	—	—	(43)
Limon Central	—	—	—	—	(7,519)	—	(7,519)	(7,519)
Plant Upgrade	—	—	—	—	(991)	—	(991)	(991)
Limon tailings project	—	—	—	—	(103)	—	(103)	(103)

Sustaining capital expenditures	12,831	4,252	9,949	27,032	3,386	1,954	5,340	32,372

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2019:

	For the three months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	2,580	1,030	803	4,413	705	809	1,514	5,927
Regional exploration	—	—	(121)	(121)	(705)	(433)	(1,138)	(1,259)

Sustaining mine exploration	2,580	1,030	682	4,292	—	376	376	4,668

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2018:

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	46,321	33,119	20,126	—	99,566	12,685	20,918	33,603	133,169
Royalties and production taxes	12,452	4,328	1,991	—	18,771	949	532	1,481	20,252
Corporate administration	759	1,109	1,452	7,961	11,281	675	462	1,137	12,418
Share-based payments – RSUs/DSUs(1)	55	—	—	1,350	1,405	—	—	—	1,405
Community relations	1,134	96	20	—	1,250	506	156	662	1,912
Reclamation liability accretion(2)	174	121	106	—	401	105	157	262	663
Realized (gains) losses on fuel derivative contracts	(946)	(957)	(501)	—	(2,404)	—	(128)	(128)	(2,532)
Sustaining lease expenditures	—	—	—	—	—	—	—	—	—
Sustaining capital expenditures(3)	7,649	3,495	4,753	—	15,897	3,254	2,215	5,469	21,366
Sustaining mine exploration(3)	2,704	264	314	—	3,282	274	238	512	3,794

Total all-in sustaining costs	70,302	41,575	28,261	9,311	149,449	18,448	24,550	42,998	192,447

Gold sold (ounces)	125,400	65,100	41,709	—	232,209	12,994	23,324	36,318	268,527

All-in sustaining cost per ounce ($/ gold ounce sold)	561	639	678	—	644	1,420	1,053	1,184	717

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2018:

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	17,128	12,096	11,747	40,971	4,082	2,568	6,650	47,621
Carryover construction costs	(1,272)	—	—	(1,272)	—	—	—	(1,272)
Fadougou relocation	(3,262)	—	—	(3,262)	—	—	—	(3,262)
Tailing storage facilities stages 2 and 3	(204)	—	—	(204)	—	—	—	(204)
Mobile equipment purchases	(3,340)	—	—	(3,340)	—	—	—	(3,340)
Other	(1,401)	—	—	(1,401)	—	—	—	(1,401)
Masbate processing plant upgrade	—	(6,247)	—	(6,247)	—	—	—	(6,247)
Montana extension	—	(764)	—	(764)	—	—	—	(764)
Tailings storage facility stage 11	—	(901)	—	(901)	—	—	—	(901)
Prestripping	—	(651)	—	(651)	—	—	—	(651)
Other	—	(38)	—	(38)	—	—	—	(38)
Prestripping	—	—	(6,434)	(6,434)	—	—	—	(6,434)
Solar plant	—	—	(540)	(540)	—	—	—	(540)
Game farm	—	—	(20)	(20)	—	—	—	(20)
Plant upgrade	—	—	—	—	(482)	—	(482)	(482)
Land purchases	—	—	—	—	(104)	—	(104)	(104)
Limon tailings project	—	—	—	—	(143)	—	(143)	(143)
Limon Central	—	—	—	—	(50)	—	(50)	(50)
Veta Nueva underground development	—	—	—	—	(49)	—	(49)	(49)
Tailings storage facility	—	—	—	—	—	(353)	(353)	(353)

Sustaining capital expenditures	7,649	3,495	4,753	15,897	3,254	2,215	5,469	21,366

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2018:

	For the three months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	5,091	1,253	314	6,658	1,760	1,106	2,866	9,524
Regional exploration	(2,387)	(989)	—	(3,376)	(1,486)	(868)	(2,354)	(5,730)

Sustaining mine exploration	2,704	264	314	3,282	274	238	512	3,794

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	124,877	92,773	61,026	—	278,676	35,353	71,037	106,390	385,066
Royalties and production taxes	36,879	13,942	6,719	—	57,540	3,569	1,927	5,496	63,036
Corporate administration	4,441	2,971	4,618	24,969	36,999	1,701	1,312	3,013	40,012
Share-based payments – RSUs/DSUs(1)	57	—	—	4,925	4,982	—	—	—	4,982
Community relations	1,031	594	795	—	2,420	1,162	350	1,512	3,932
Reclamation liability accretion(2)	493	414	349	—	1,256	313	552	865	2,121
Realized (gains) losses on fuel derivative contracts	(1,239)	(1,220)	(764)	—	(3,223)	—	6	6	(3,217)
Sustaining lease expenditures	579	896	302	527	2,304	—	—	—	2,304
Sustaining capital expenditures(3)	29,107	15,012	34,452	—	78,571	11,780	16,861	28,641	107,212
Sustaining mine exploration(3)	10,890	1,214	1,381	—	13,485	—	1,257	1,257	14,742

Total all-in sustaining costs	207,115	126,596	108,878	30,421	473,010	53,878	93,302	147,180	620,190

Gold sold (ounces)	330,600	163,700	121,700	—	616,000	43,075	65,953	109,028	725,028

All-in sustaining cost per ounce ($/ gold ounce sold)	626	773	895	—	768	1,251	1,415	1,350	855
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	64,717	20,689	34,452	119,858	30,366	16,861	47,227	167,085
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	(4,880)
Mine expansion equipment	(13,149)	—	—	(13,149)	—	—	—	(13,149)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	(1,738)
Plant expansion	(8,744)	—	—	(8,744)	—	—	—	(8,744)
Solar plant	(487)	—	—	(487)	—	—	—	(487)
Masbate processing plant upgrade	—	(5,552)	—	(5,552)	—	—	—	(5,552)
Other	—	(125)	—	(125)	—	—	—	(125)
Limon Central	—	—	—	—	(16,897)	—	(16,897)	(16,897)
Plant Upgrade	—	—	—	—	(1,312)	—	(1,312)	(1,312)
Limon tailings project	—	—	—	—	(377)	—	(377)	(377)

Sustaining capital expenditures	29,107	15,012	34,452	78,571	11,780	16,861	28,641	107,212

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019:

	For the nine months ended September 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	10,890	3,095	1,667	15,652	1,913	2,703	4,616	20,268
Regional exploration	—	(1,881)	(286)	(2,167)	(1,913)	(1,446)	(3,359)	(5,526)

Sustaining mine exploration	10,890	1,214	1,381	13,485	—	1,257	1,257	14,742

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2018:

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	110,407	92,699	64,994	—	268,100	36,733	58,574	95,307	363,407
Royalties and production taxes	36,087	12,710	6,347	—	55,144	3,283	1,615	4,898	60,042
Corporate administration	3,303	2,689	4,970	20,669	31,631	1,981	1,566	3,547	35,178
Share-based payments – RSUs/DSUs(1)	183	—	—	2,142	2,325	—	—	—	2,325
Community relations	1,464	585	650	—	2,699	1,196	422	1,618	4,317
Reclamation liability accretion(2)	502	352	296	—	1,150	293	433	726	1,876
Realized (gains) losses on fuel derivative contracts	(2,041)	(2,459)	(1,063)	—	(5,563)	—	(378)	(378)	(5,941)
Sustaining lease expenditures	—	—	—	—	—	—	—	—	—
Sustaining capital expenditures(3)	19,110	14,780	16,096	—	49,986	13,978	12,074	26,052	76,038
Sustaining mine exploration(3)	4,689	1,550	1,295	—	7,534	865	825	1,690	9,224

Total all-in sustaining costs	173,704	122,906	93,585	22,811	413,006	58,329	75,131	133,460	546,466

Gold sold (ounces)	348,100	173,500	124,067	—	645,667	41,069	62,366	103,435	749,102

All-in sustaining cost per ounce ($/ gold ounce sold)	499	708	754	—	640	1,420	1,205	1,290	729
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2018:

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	53,537	33,493	41,379	128,409	17,285	12,608	29,893	158,302
Carryover construction costs	(12,477)	—	—	(12,477)	—	—	—	(12,477)
Fadougou relocation	(7,721)	—	—	(7,721)	—	—	—	(7,721)
Tailing storage facilities stages 2 and 3	(5,931)	—	—	(5,931)	—	—	—	(5,931)
Mobile equipment purchases	(6,405)	—	—	(6,405)	—	—	—	(6,405)
Other	(1,893)	—	—	(1,893)	—	—	—	(1,893)
Masbate processing plant upgrade	—	(13,558)	—	(13,558)	—	—	—	(13,558)
Montana extension	—	(2,923)	—	(2,923)	—	—	—	(2,923)
Tailings storage facility stage 11	—	(1,431)	—	(1,431)	—	—	—	(1,431)
Prestripping	—	(651)	—	(651)	—	—	—	(651)
Other	—	(150)	—	(150)	—	—	—	(150)
Prestripping	—	—	(21,338)	(21,338)	—	—	—	(21,338)
Solar plant	—	—	(3,830)	(3,830)	—	—	—	(3,830)
Game farm	—	—	(115)	(115)	—	—	—	(115)
Plant upgrade	—	—	—	—	(1,425)	—	(1,425)	(1,425)
Land purchases	—	—	—	—	(466)	—	(466)	(466)
Limon tailings project	—	—	—	—	(690)	—	(690)	(690)
Limon Central	—	—	—	—	(507)	—	(507)	(507)
Veta Nueva underground development	—	—	—	—	(219)	—	(219)	(219)
Tailing storage facility	—	—	—	—	—	(534)	(534)	(534)

Sustaining capital expenditures	19,110	14,780	16,096	49,986	13,978	12,074	26,052	76,038

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2018:

	For the nine months ended September 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	12,131	3,470	1,311	16,912	5,558	3,839	9,397	26,309
Regional exploration	(7,442)	(1,920)	(16)	(9,378)	(4,693)	(3,014)	(7,707)	(17,085)

Sustaining mine exploration	4,689	1,550	1,295	7,534	865	825	1,690	9,224

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income (including results from the Nicaraguan Assets) to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to Shareholders of the Company for the period:	55,769	10,598	115,968	87,886
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	3,687	9,133	14,936	15,892
Provision for non-recoverable input taxes	—	(1,140)	—	(1,140)
Impairment of long-lived assets	—	2,960	—	21,146
Write-down of mineral property interests	964	499	2,181	499
Unrealized loss (gain) on fair value of convertible notes	—	1,441	—	(10,651)
Unrealized losses (gains) on derivative instruments	4,999	(2,269)	4,168	(8,269)
Deferred income tax expense	23,328	16,910	31,712	32,822

Adjusted net income attributable to Shareholders of the Company for the period	88,747	38,132	168,965	138,185

Basic weighted average number of common shares outstanding (in thousands)	1,019,307	988,795	1,009,753	985,226

Adjusted net earnings attributable to Shareholders of the Company per share–basic ($/share)	0.09	0.04	0.17	0.14

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2019	2019	2019	2018	2018	2018	2018	2017
Gold revenue ($ in thousands)	310,783	267,213	263,982	230,910	280,044	242,311	298,159	136,469

Net income (loss) for the period ($ in thousands)	65,583	41,322	26,523	(49,676)	16,036	21,333	57,428	34,466

Earnings (loss) per share (1) – basic ($)	0.05	0.04	0.02	(0.06)	0.01	0.02	0.06	0.03

Earnings (loss) per share (1) – diluted ($)	0.05	0.04	0.02	(0.06)	0.01	0.02	0.04	0.03

Cash flows from operating activities ($ in thousands)	167,834	92,816	86,419	74,145	143,235	86,211	147,276	25,606

Gold sold, excluding Fekola pre-commercial production results and discontinued operations (2) (ounces)	208,900	203,700	203,400	188,029	232,209	188,029	225,429	108,286

Average realized gold price (2)($/ ounce)	1,488	1,312	1,298	1,233	1,209	1,289	1,323	1,274

Gold produced, excluding Fekola pre-commercial production results and discontinued operations (2) (ounces)	213,278	208,890	200,542	201,601	206,947	207,576	206,788	138,072

Gold produced, total including Fekola pre-commercial production results and discontinued operations (ounces)	258,200	246,020	230,859	231,687	242,040	240,093	239,684	240,753

Cash operating costs (2)(3) ($/ gold ounce sold)	507	543	545	507	496	489	471	594

Total cash costs (2)(3) ($/ gold ounce sold)	603	624	629	590	571	573	552	649

All-in sustaining costs (2)(3) ($/ gold ounce sold)	807	914	848	812	717	758	719	1,007

Adjusted net income (1)(2)(3) ($ in thousands)	88,747	48,640	31,578	3,197	38,132	43,291	56,762	(952)

Adjusted earnings per share (1)(2)(3) – basic ($)	0.09	0.05	0.03	0.00	0.04	0.04	0.06	0.00
1.Attributable to the shareholders of the Company.
2.Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.
3.Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the quarters subsequent to the fourth quarter of 2017 reflect the impact of full production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Quarterly gold revenue in the first three quarters of 2019 increased from the fourth quarter of 2018 due to the higher gold price realized. Net income in 2018 reflects the results of the low-cost Fekola production. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs.

Quarterly cash flows provided by operating activities starting in the first quarter of 2018 reflect the cash flows including commercial production from the Fekola Mine and the timing of gold sales.

SUMMARY AND OUTLOOK
Based on a strong third quarter and year-to-date gold production, the Company remains on track to meet its 2019 project consolidated gold production of between 935,000 and 975,000 ounces. In 2019, the Company completed infill drilling of the Fekola Deposit, converting mineral resources from inferred to indicated. Additional exploration drilling has continued to expand the Fekola mineralization to the north and remains open. Exploration drilling also continues on the highly prospective Anaconda Zones, 20 km north of Fekola and the Cardinal Zone, west of Fekola.
In the third quarter of 2019, the Company announced that it had reached an agreement in principle relating to the Gramalote Project in Colombia which will see B2Gold increase its interest to 50% and assume the position of Manager of the Gramalote Joint Venture Project effective January 1, 2020. As part of that agreement, the companies agreed to a budget of up to $40 million for 2020 to complete significant resource infill drilling and complete a feasibility study for the Project. Gramalote has the potential to become a large open pit gold mine.
On October 15, 2019, the Company completed a restructuring of its interests in its Nicaraguan Assets by closing a deal with Calibre Mining Corp., whereby Calibre acquired the La Libertad and El Limon mines in return for gross consideration totalling $100 million (plus additional working capital adjustments of approximately $20 million) of which $40 million was received in Calibre shares. Subsequent to the transaction, the Company still retains an approximate 30% indirect interest in the Nicaraguan Assets and will continue to share in any exploration success or economic upside realized for those operations.
The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet and the optimization of the mining sequence. In addition, B2Gold's construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.
In addition to these strategic actions and evaluations, B2Gold has also continued to execute on its financial strategy of using debt and operating cash flow from existing operations rather than equity to fund the construction of the Fekola and Otjikoto mines. Now that Fekola is nearing the end of its second full year of commercial operations, the Company has repaid a further $100 million of the balance outstanding on its RCF in the first three quarters of 2019 and expects to repay a further $100 million of the RCF later in the fourth quarter of 2019, which would leave the Company with $200 million outstanding under the RCF by year-end, well below industry averages. Total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million. Looking forward through the balance of 2019 and beyond, the Company will continue to execute on its strategic objectives. B2Gold plans to continue to maximize cash flows, maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce debt, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of high-quality exploration projects alone or in joint ventures.

In conjunction with these initiatives, the Company has also reinforced its commitment to maximizing shareholder value by declaring its first quarterly dividend, for the fourth quarter of 2019 and announcing its intention to maintain the payment of a quarterly dividend going forward. Payment of a dividend is the culmination of the Company's rapid and successful growth from an exploration Company to a successful, globally-diverse producer and marks the achievement of another of the Company's strategic objectives which was to become a sustainable, low cost produced that utilizes cash flow to continue growth and to pay a dividend to its shareholders.
OUTSTANDING SHARE DATA
At November 5, 2019, 1,026,040,489 common shares were outstanding. In addition, there were approximately 38 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$4.53 per share and approximately 4 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon, production is presented on a 100% basis for the period up until October 14, 2019 and on a 30% basis (to reflect B2Gold's approximate interest in Calibre thereafter).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends; B2Gold remaining well positioned for continued strong operational and financial performance in 2019; projected consolidated gold production of between 935,000 and 975,000 ounces in 2019 and that the Company expects to meet the approximate mid-point of its guidance in 2019; increased production offsetting the Company's reduced share of production at La Libertad and El Limon in 2019; the anticipated repayment of a further $100 million of the outstanding RCF balance in the fourth quarter of 2019; future debt levels; the results of the Fekola PEA; the completion of the million expansion at Fekola and the results thereof and anticipated production; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with higher average gold production, revenues and cash flows than the previous life-of-mine and the timing of such expansion; the anticipated cost of the fleet expansion at Fekola; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine; potential upgrades of inferred mineral resources to indicated mineral resources and potential increases in mineral resources and mineral reserves at Fekola; the Masbate expansion project resulting in production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; the anticipated timing for the issuance of a permit for the Montana Pit Extension at the Masbate Mine; anticipated changes in the ownership and management of Gramalote; the completion and results of a feasibility study at Gramalote and its potential to become a large low-cost open pit gold mine; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; future receipt and the amount of the final payment from Calibre for working capital; estimated total cash income tax payments for 2019 being approximately $130 million; the availability of future takedowns under the RCF; planned exploration, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt, expanding the Fekola Mine and annual production, advancing development and exploration projects and evaluate exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Peter Montano, Project Director, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A. John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola development contained in this MD&A.